EXHIBIT 12
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(In millions, except ratio)

	2013		2012	2011	2010	2009
Earnings:
Income (loss) from continuing operations before income tax expense	$180.5		$149.1	$(315.9)	$(272.6)	$(205.0)
Add:
Fixed Charges	7.8		1.5	77.9	98.7	99.9
Total earnings (loss) available for fixed charges	188.3		150.6	(238.0)	(173.9)	(105.1)
Fixed Charges:
Interest expense and other financial charges	6.3		0.1	76.4	97.1	97.5
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	1.5		1.4	1.5	1.6	2.4
Total fixed charges	7.8		1.5	77.9	98.7	99.9
Ratio (Deficiency) of earnings to total fixed charges	24.1	x	100.4x	(238.0)	(173.9)	(105.1)

(a)
We computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of interest factor deemed to be included in rental expense.